SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                               (Amendment No. 5)*


                             Westpoint Stevens Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    961238102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 2 of 24 Pages

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 3 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 4 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP Offshore Fund, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Cayman Islands
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 5 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Fund, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 6 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Employees Fund, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 7 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRV Executive Fund, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 8 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 9 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 10 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           00
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 11 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      See Item 5.
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 12 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 13 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 14 of 24 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard M. Hayden
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           [  ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.   Security and Issuer.
          -------------------

         (a) This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is filed by the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"),
(2) GSCP Offshore Fund,  L.P., a Cayman  Islands  exempted  limited  partnership
("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) GSCP
(NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"), (8) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (9) Alfred C. Eckert III, (10) Keith W. Abell, (11) Sanjay H. Patel and (12) Richard M. Hayden.

          This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2000 (the "Original 13D" and as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on August 24, 2000 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on September 29, 2000 ("Amendment No. 2"), Amendment No. 3 filed with the Commission on November 1, 2000 ("Amendment No. 3"), Amendment No. 4 filed with the Commission on July 13, 2001 ("Amendment No. 4") and this Amendment No. 5, (this "Schedule 13D")) in connection with the common stock, par value $.01 per share (the "Common Stock"), of Westpoint Stevens Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

          (b) The business address for each of the Greenwich Street Funds, GSI, GSCP (NJ) LP, GSCP (NJ) Inc. and Messrs. Eckert, Abell and Patel is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for Mr. Hayden is c/o GSC Partners Europe, 68 Pall Mall, First Floor, London, SW1Y 5ES.

          (c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSI is the general partner of the Greenwich Street Funds. GSCP (NJ) LP is the manager of the Greenwich Street Funds. GSCP (NJ) Inc. is the general partner of GSCP (NJ) LP. Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel and Richard M. Hayden are the managing members of GSI. Each of Messrs. Eckert, Abell, Patel and Hayden are executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP.

          (d) -(e) During the past five (5) years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.


          (f) All natural persons listed in this Item 2 are citizens of the United States. GSCP II, Greenwich Fund, Employees Fund, TRV, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands.

     3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All purchases of Common Stock previously reported in this Schedule 13D have been allocated among the Greenwich Street Funds as follows:

          Name:                                         Percentage:
          ----                                          ----------
          GSCP II                                        89.3378%
          GSCP Offshore                                   1.8625%
          Greenwich Fund                                  3.0262%
          Employees Fund                                  5.3332%
          TRV                                             0.4403%
                                                        =========
                                                        100.0000%

          Since the Amendment No. 4, the Greenwich Street Funds used funds obtained from capital contributions from their respective partners to purchase in the open market an additional 450,000 shares of Common Stock for an aggregate consideration of approximately $873,479. Further, on July 13, 2001, the Greenwich Street Funds used funds obtained from capital contributions from their respective partners to purchase from an existing stockholder of the Issuer, in a privately negotiated transaction for investment purposes, 1,548,331 shares of Common Stock at a price of approximately $6.94 per share.

     4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons acquired the Common Stock for investment purposes.

          Other than as set forth in this Item 4 and in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common

Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) Based on information received from the Issuer, there are issued and outstanding 49,556,646 shares of Common Stock. GSCP II has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 6,348,640 shares of Common Stock representing approximately 12.8% of the issued and outstanding shares of Common Stock.

          GSCP Offshore has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 132,355 shares of Common Stock representing approximately 0.27% of the issued and outstanding shares of Common Stock.

          Greenwich Fund has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 215,052 shares of Common Stock representing approximately 0.43% of the issued and outstanding shares of Common Stock.

          Employees Fund has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 378,995 shares of Common Stock representing approximately 0.76% of the issued and outstanding shares of Common Stock.

          TRV has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 31,289 shares of Common Stock representing approximately 0.063% of the issued and outstanding shares of Common Stock.

          By virtue of its position as general partner of the Greenwich Street Funds, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 7,106,331 shares of Common Stock representing approximately 14.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its position as manager of the Greenwich Street Funds, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 7,106,331 shares of Common Stock representing approximately 14.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP
(NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its  position  as general  partner of GSCP (NJ) LP,  GSCP
(NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 7,106,331 shares of Common Stock representing approximately 14.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP
(NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Abell, Patel and Hayden may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 7,106,331 shares of Common Stock representing approximately 14.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Abell, Patel and Hayden are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

          By virtue of his positions as managing member of GSI, executive officer of GSCP (NJ) Inc., and senior limited partner of GSCP (NJ) LP, Mr. Eckert may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 7,106,331 shares of Common Stock. Nothing in this
Schedule 13D shall be construed as an admission that Mr. Eckert is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities. In addition, Mr. Eckert has been granted, in his capacity as a director of the Issuer, options to purchase an aggregate of 25,000 shares of Common Stock (as described in Amendment No. 4) (the "Options"). The number of shares set forth in the first sentence of this paragraph together with the Options represent approximately 14.4% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the options).

          (c) The dates, number of shares and prices per share for all purchases of Common Stock made by the Greenwich Street Funds in the open market since the Amendment No. 4 are set forth below. All such purchases were made by the Greenwich Street Funds on the New York Stock Exchange. Other than as set forth herein or in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and item 5 of this Amendment No. 5, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days.


                                  Number of Shares           Approximate Price
                                  of Common Stock          Per Share (exclusive
     Date of Purchase                Purchased                 of Commissions)
     ----------------                ---------                 ---------------

     July 13, 2001                    165,500                       $1.86


                                       18



     July 16, 2001                    101,200                       $1.90

     July 17, 2001                    108,300                       $2.08

     July 18, 2001                     75,000                       $1.97


     6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Nothing in this Amendment No. 5 shall be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit I --  Joint Filing Agreement, dated as of July 20, 2001, among the Reporting Persons.

                                    SIGNATURE


                After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


                              GREENWICH STREET CAPITAL PARTNERS II, L.P.
                              GREENWICH FUND, L.P.
                              GSCP OFFSHORE FUND, L.P.
                              GREENWICH STREET EMPLOYEES FUND, L.P.
                              TRV EXECUTIVE FUND, L.P.


Dated:  July 20, 2001         By:  Greenwich Street Investments II, L.L.C.,
                                   their general partner



                                   By:    /s/ Alfred C. Eckert III
                                       -----------------------------------------
                                       Name:   Alfred C. Eckert III
                                       Title:  Managing Member


                              GSCP (NJ), L.P.

                              By:  GSCP (NJ), Inc., its general partner


                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:  Alfred C. Eckert III
                                        Title: Chief Executive Officer


                              GSCP (NJ), INC.


                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:   Alfred C. Eckert III
                                        Title:  Chief Executive Officer


                              GREENWICH STREET INVESTMENTS II, L.L.C.

                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:   Alfred C. Eckert III
                                        Title:  Managing Member


                                 /s/ Alfred C. Eckert III
                              --------------------------------------------------
                              Alfred C. Eckert III


                                 /s/ Keith W. Abell
                              --------------------------------------------------
                              Keith W. Abell

                                 /s/ Sanjay H. Patel
                              --------------------------------------------------
                              Sanjay H. Pate


                                 /s/ Richard M. Hayden
                              --------------------------------------------------
                              Richard M. Hayden

                          EXHIBIT I TO AMENDMENT NO. 5

                             JOINT FILING AGREEMENT


                WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

                NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing Amendment No. 5 to Schedule 13D is filed on behalf of each of the undersigned and all subsequent amendments to the Original 13D shall be on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows of reason to believe that such information is not accurate.


                              GREENWICH STREET CAPITAL PARTNERS II, L.P.
                              GREENWICH FUND, L.P.
                              GSCP OFFSHORE FUND, L.P.
                              GREENWICH STREET EMPLOYEES FUND, L.P.
                              TRV EXECUTIVE FUND, L.P.


Dated:  July 20, 2001         By:  Greenwich Street Investments II, L.L.C.,
                                   their general partner



                                   By:    /s/ Alfred C. Eckert III
                                       -----------------------------------------
                                       Name:   Alfred C. Eckert III
                                       Title:  Managing Member

                              GSCP (NJ), L.P.

                              By:  GSCP (NJ), Inc., its general partner


                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:  Alfred C. Eckert III
                                        Title: Chief Executive Officer


                              GSCP (NJ), INC.


                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:   Alfred C. Eckert III
                                        Title:  Chief Executive Officer


                              GREENWICH STREET INVESTMENTS II, L.L.C.

                                   By:     /s/ Alfred C. Eckert III
                                        ----------------------------------------
                                        Name:   Alfred C. Eckert III
                                        Title:  Managing Member


                                 /s/ Alfred C. Eckert III
                              --------------------------------------------------
                              Alfred C. Eckert III


                                 /s/ Keith W. Abell
                              --------------------------------------------------
                              Keith W. Abell


                                 /s/ Sanjay H. Patel
                              --------------------------------------------------
                              Sanjay H. Pate


                                 /s/ Richard M. Hayden
                              --------------------------------------------------
                              Richard M. Hayden